Exhibit 99.73

Corporate Update

For Immediate Release	September 29, 2011

VANCOUVER, B.C. - Rio Alto Mining Limited ("Rio Alto") (TSX VENTURE: RIO) (OTCQX: RIOAF) (BVLAC:RIO) (DBFrankfurt:MS2) announces that it has temporarily suspended mining activities at its La Arena Gold Oxide Mine due to an illegal work stoppage. Rio Alto continues its discussions with government representatives, representatives of the local community and other interested parties with a view to resolving this situation in the coming days.

Rio Alto’s total gold production during 2011 will be negatively impacted due to this situation. Rio Alto will provide updated guidance in this regard following the resumption of mining activities.

Anthony Hawkshaw, Chief Financial Officer and a director of Rio Alto, invites you to join him on a conference call on Friday, September 30, 2011 at 9:00 a.m. EDT (6:00 a.m. PDT).

Conference Call Access:

Approximately ten minutes before the start of the call, contact the conference call operator at:

416-340-2217 or 866-696-5910, passcode 2382101#.

Please Note: If you are planning to access the call from South America please send your request and phone number to info@rioaltomining.com and an operator will call you and connect you free of charge.

A question and answer period will follow. A replay of the call will be available until midnight (EDT) October 2, 2011, by dialing 905-694-9451 / 800-408-3053, passcode number: 2674770.

Forward-Looking Statements

Certain statements in this news release are forward-looking statements that reflect Rio Alto's expectations regarding future results of operations, financial condition and achievements and are subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide Rio Alto security holders and potential investors with information regarding Rio Alto and its subsidiaries, including Management's assessment of Rio Alto's and its subsidiaries' future financial and operational plans and outlook. All statements included or incorporated by reference in this news release that address activities, events or developments that Rio Alto or its Management expects or anticipates will or may occur in the future, including such things as the resumption of mining activities at La Arena Gold Oxide Mine and other such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of

Rio Alto to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. The risks include, but are not limited to, those factors discussed in Rio Alto's Annual Information Form for the year ended May 31, 2011 under the heading "Risk Factors". This Annual Information Form can be found on SEDAR at www.sedar.com under Rio Alto’s profile. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF RIO ALTO MINING LIMITED

Anthony Hawkshaw, CFO

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony Hawkshaw, CFO, Rio Alto Mining Limited, (TEL) +1 778 389 5907, tonyh@rioaltomining.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.